# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sonos, Inc., CIK 0001314727
CUSIP: 83570H108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 301 Coromar Drive, Santa Barbara, California (CA), 93117
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001409751

## Reporting persons
- Coliseum Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,070,762; sole dispositive power 0; shared dispositive power 18,070,762; aggregate amount beneficially owned 18,070,762 (15.2% of the class)
- Coliseum Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,043,618; sole dispositive power 0; shared dispositive power 15,043,618; aggregate amount beneficially owned 15,043,618 (12.6% of the class)
- Coliseum Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,923,136; sole dispositive power 0; shared dispositive power 12,923,136; aggregate amount beneficially owned 12,923,136 (10.8% of the class)
- Coliseum Capital Co-Invest IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,120,482; sole dispositive power 0; shared dispositive power 2,120,482; aggregate amount beneficially owned 2,120,482 (1.8% of the class)
- Adam Gray: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,070,762; sole dispositive power 0; shared dispositive power 18,070,762; aggregate amount beneficially owned 18,070,762 (15.2% of the class)
- Christopher Shackelton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,070,762; sole dispositive power 0; shared dispositive power 18,070,762; aggregate amount beneficially owned 18,070,762 (15.2% of the class)

## Item 1. Issuer
Name of issuer: Sonos, Inc.
Address of issuer's principal executive offices: 301 Coromar Drive, Santa Barbara, CA 93117

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of Coliseum Capital Management, LLC ("CCM"), Coliseum Capital, LLC ("CC"), Coliseum Capital Partners, L.P. ("CCP"), Coliseum Capital Co-Invest IV, L.P. ("CCC IV"), Adam Gray ("Gray") and Christopher Shackelton ("Shackelton" and together with CCM, CC, CCP, CCC IV and Gray, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of the Reporting Persons is 105 Rowayton Avenue, Rowayton, CT 06853.
Citizenship: (i) CCM is a Delaware limited liability company; (ii) CC is a Delaware limited liability company; (iii) CCP is a Delaware limited partnership; (iv) CCC IV is a Delaware limited partnership, (v) Gray is a United States citizen; and (vi) Shackelton is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: (i) CCM is the beneficial owner of 18,070,762 shares of common stock, $0.001 par value per share ("Common Stock"); (ii) CC is the beneficial owner of 15,043,618 shares of Common Stock; (iii) CCP is the beneficial owner of 12,923,136 shares of Common Stock; (iv) CCC IV is the beneficial owner of 2,120,482 shares of Common Stock; (v) Gray is the beneficial owner of 18,070,762 shares of Common Stock; and (vi) Shackelton is the beneficial owner of 18,070,762 shares of Common Stock.
Percent of class: (i) CCM - 15.2%; (ii) CC - 12.6%; (iii) CCP - 10.8%; (iv) CCC IV - 1.8%; (v) Gray - 15.2%; and (vi) Shackelton - 15.2%. The ownership percentage of each Reporting Person has been calculated based on 119,128,671 shares of Common Stock issued and outstanding as of April 17, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2026.
Sole power to vote or to direct the vote: (i) 0 shares of Common Stock for CCM; (ii) 0 shares of Common Stock for CC; (iii) 0 shares of Common Stock for CCP; (iv) 0 shares of Common Stock for CCC IV; (v) 0 shares of Common Stock for Gray; and (vi) 0 shares of Common Stock for Shackelton.
Shared power to vote or to direct the vote: (i) 18,070,762 shares of Common Stock for CCM; (ii) 15,043,618 shares of Common Stock for CC; (iii) 12,923,136 shares of Common Stock for CCP; (iv) 2,120,482 shares of Common Stock for CCC IV; (v) 18,070,762 shares of Common Stock for Gray; and (vi) 18,070,762 shares of Common Stock for Shackelton.
Sole power to dispose or to direct the disposition: (i) 0 shares of Common Stock for CCM; (ii) 0 shares of Common Stock for CC; (iii) 0 shares of Common Stock for CCP; (iv) 0 shares of Common Stock for CCC IV; (v) 0 shares of Common Stock for Gray; and (vi) 0 shares of Common Stock for Shackelton.
Shared power to dispose or to direct the disposition: (i) 18,070,762 shares of Common Stock for CCM; (ii) 15,043,618 shares of Common Stock for CC; (iii) 12,923,136 shares of Common Stock for CCP; (iv) 2,120,482 shares of Common Stock for CCC IV; (v) 18,070,762 shares of Common Stock for Gray; and (vi) 18,070,762 shares of Common Stock for Shackelton.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: CCM is the investment adviser to CCP and CCC IV, each of which is an investment limited partnership. CC is the General Partner of CCP and CCC IV. Gray and Shackelton are the managers of CC and CCM. The Reporting Persons may be deemed to be members of a group with respect to the Common Stock owned of record by CCP, CCC IV and a separate account managed by CCM (the "Separate Account"). CCP is the record owner of 12,923,136 shares of Common Stock; CCC IV is the record owner of 2,120,482 shares of Common Stock; and the Separate Account is the record owner of 3,027,144 shares of Common Stock.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Coliseum Capital Management, LLC: /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (05/15/2026)
- Coliseum Capital, LLC: /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (05/15/2026)
- Coliseum Capital Partners, L.P.: by: Coliseum Capital, LLC, its General Partner, /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (05/15/2026)
- Coliseum Capital Co-Invest IV, L.P.: by: Coliseum Capital, LLC, its General Partner, /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (05/15/2026)
- Adam Gray: /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (05/15/2026)
- Christopher Shackelton: /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (05/15/2026)
Comment: Executed by Chivonne Cassar pursuant to a Power of Attorney which is incorporated herein by reference to Exhibit 24.1 to the Form 3 filed by Coliseum Capital Management, LLC on April 7, 2025.